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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                           c/o ROGER W. RICHARDS, ESQ.
                              RICHARDS & ASSOCIATES
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             LAWRENCE LEDERMAN, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                December 29, 1999
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


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                                  SCHEDULE 13D

CUSIP NO.:  29530P-201

(1)      NAME OF REPORTING PERSON:  Susan Hirt Hagen

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   / /

         (b)   /X/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  12

(8)      SHARED VOTING POWER:  1,170

(9)      SOLE DISPOSITIVE POWER:  12

(10)     SHARED DISPOSITIVE POWER:  1,170

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,182

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.5%

(14)     TYPE OF REPORTING PERSON:  IN


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                  This Amendment No. 1 amends the statement on Schedule 13D
originally filed with the Securities and Exchange Commission on December 10, 1999 (the "Schedule 13D"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

                  This Amendment No. 1 is being filed by Susan Hirt Hagen ("Mrs. Hagen").

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended to add the following:

                  On December 29, 1999, Mrs. Hagen delivered a Notice of Shareholder Proposals With Respect to 2000 Annual Meeting (the "Notice") to the Nominating Committee of the Board and the Secretary of the Company. The Notice describes three shareholder proposals in respect of the 2000 Annual Meeting, and proposes eleven individuals (the "Hagen Nominees") for consideration by the Nominating Committee of the Company as part of its slate of directors for election to the Board at the 2000 Annual Meeting. If so nominated and elected, the Hagen Nominees would constitute a majority of the directors of the Board.

                  If the Nominating Committee does not include the Hagen Nominees in its slate of directors for election to the Board at the 2000 Annual Meeting, the Notice constitutes a proposal by Mrs. Hagen to nominate the Hagen Nominees for election as directors of the Company at the 2000 Annual Meeting. If Mrs. Hagen is not permitted to nominate the Hagen Nominees for election at the 2000 Annual Meeting, the Notice constitutes a proposal for submission to the shareholders of the Company at the 2000 Annual Meeting (a) to remove all directors elected at the 2000 Annual Meeting immediately following their election; (b) to amend the Amendment and Restatement of Bylaws of the Company, dated August 16, 1999, so as to allow the shareholders to fix the size of the Board; (c) to reduce and fix the number of directors on the Board to nine (9) directors; and (d) to nominate the Hagen Nominees for election as directors of the Company to fill the vacancies so created on the Board.

                  Mrs. Hagen has agreed to indemnify each other Hagen Nominee from and against any losses incurred by such Hagen Nominee resulting from, relating to or arising out of the nomination of such Hagen Nominee for election as a director of the Company at the 2000 Annual Meeting, each other Hagen Nominee has agreed to be named as a nominee for election as a director of the Company at the 2000 Annual Meeting (or at any special meeting of the shareholders called for that purpose) and not to serve as a nominee for election as a director of the Company, or to otherwise stand for election as or become a director of the Company, as part of a slate of nominees proposed by any party (including the Board or the Nominating Committee) other than Mrs. Hagen unless such slate includes a number of nominees proposed by Mrs. Hagen sufficient to constitute a majority of the members of the Board.

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                  Except as described above in this Item, Mrs. Hagen has no
present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999.

                  2. Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999.

                  3. Form of Indemnification Agreement by and between Mrs. Hagen and each Hagen Nominee.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Susan Hirt Hagen
                                                --------------------
                                                Susan Hirt Hagen

December 29, 1999


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                                  EXHIBIT INDEX


Exhibit                             Description
-------                             -----------

1. Letter to Erie Indemnity Company from Susan Hirt Hagen in relation to Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999.

2. Notice of Shareholder Proposals With Respect to 2000 Annual Meeting, dated December 29, 1999.

3. Form of Indemnification Agreement by and between Mrs. Hagen and each Hagen Nominee.


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